Exhibit 99.1

 SilverCrest Announces Santa Elena Expansion Pre-Feasibility Study;
Base Case NPV @ $243.7 Million and 88% IRR
8 Years of Mine Life Added

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC -  July 25, 2013 – SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is pleased to announce that it has filed its NI 43-101 Technical Report entitled “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” for its operating mine located in Sonora, Mexico. Summaries of the revised Life of Mine Plan (LOMP), operating costs, capital costs and Expansion project economics are presented in tables below. All dollar amounts are expressed in U.S. dollars unless otherwise specified.  The effective date of this Technical Report is April 30, 2013.

The economic analyses use Base Case metal prices of $1450/ounces of gold and $28/ounces of silver (3 year average historical trend). On this basis, the following economic highlights for an additional 8 years of mine life beginning in January 2014 are;

•	Total operating revenue of $684.9 million from estimated sales of 12.11 million ounces of silver and 262,739 ounces of gold.

•	Total operating costs of $282.2 million with estimated cash operating costs averaging US$11/ounce AgEQ for mine life with lower costs in initial years.

•	Total capital costs of $87.8 million including contingency but excluding sunk costs up to April 30, 2013.

•	Total pre-tax cash flow of $302.5 million including estimated cost deductions for closure (US$ 5 million) and working capital (US$1.8 million).

•	Base Case pre-tax NPV (DCF @ 5%) of $243.7 million including 2013 estimated net cash flow of $20 million at $1250/ounce of gold and $19.50/ounce of silver after effective date of April 30, 2013.

•	IRR of 88% based on incremental project economics excluding sunk costs up to April 30, 2013.

•	Payback period of 1 year.

•	AgEQ based on a ratio of 70:1 which includes average metallurgical recoveries of 92% Au and 67.5% Ag for all milling ores.

Metal price sensitivities were completed including $1250/oz Au and $19.50/oz Ag which showed a pre-tax NPV (DCF @ 5%) of $128.7M (including 2013 est. net cash flow) and an IRR of 49%.

Updated Mineral Reserve and Resource estimations for Santa Elena Mine were announced in a news release dated May 29, 2013 which showed Probable Reserves (underground, open pit and leach pad) at an estimated 8.2 million tonnes grading 74.9 gpt Ag and 1.24 gpt Au containing 19.7 million ounces of silver and 327,430 ounces of gold. Updated Indicated Resources (exclusive of Probable Reserves) were estimated at 2.1 million tonnes grading 114.9 gpt Ag and 1.69 gpt Au containing 7.9 million ounce of silver and 116,000 ounces of gold. Only Mineral Reserves were used in the PFS mine plan, schedule and economic analysis.  Mineralization at Santa Elena is open in most directions with excellent potential to further increase resources and reserves for increased production and mine life.

J. Scott Drever, Chairman and CEO commented: “We are extremely pleased with the results of the PFS which confirms our expectations that the transition from our open pit heap leach operation to a conventional mill and underground operation will represent a very attractive project with robust economics even at current reduced metal prices. The 8 year mine life will give SilverCrest a strong corporate cash flow providing a solid foundation for continued systematic and aggressive growth. We look forward to a banner year in 2014 with the commissioning of the new processing facility in the first quarter and the significant expansion of our annual metals production at Santa Elena.”

EXPANSION LIFE OF MINE PLAN

The Santa Elena mine life with updated Reserves is scheduled for an additional 8 years at nominal milling rate of 3,000 tonnes per day. The mine schedule is based on mining long hole stopes (69% by reserve volume) early in the mine life at attractive lower costs with higher cost cut and fill stopes (31% by reserve volume) being mined towards the end of the mine schedule. The average width of proposed stopes is 13.4 metres which is advantageous for lower cost bulk mining methods. SilverCrest envisions a blending strategy during operations at variable rates for mill feed to achieve optimum throughput. A summary of the mine and production schedule is presented below with proposed initial blending strategy.

Aspect of operations	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total Life of Mine
Total Tonnes Underground		127,707	392,412	535,520	646,088	708,359	684,604	580,407	245,225	3,920,322
Total Tonnes Leach Pad		335,426	615,588	472,480	361,912	299,641	323,396	427,593	8,495	2,844,531
Total Tonnes Open Pit	882,0401	544,867	-	-	-	-	-	-	-	1,426,907
Total Tonnes Processed	882,040	1,008,000	1,008,000	1,008,000	1,008,000	1,008,000	1,008,000	1,008,000	253,720	8,191,760
Total Gold Ounces Sold		36,173	39,606	29,361	27,557	27,924	53,357	37,535	11,226	262,739
Total Silver Ounces Sold		1,345,248	1,594,643	1,409,639	1,742,741	1,556,867	1,951,279	1,816,118	702,392	12,118,927
1 Included for Reserve declaration purposes only but not included in economic analyses for the Expansion

This plan excludes an estimated 750,000 tonnes of heap leach spent ore which will be placed on the pad in 2013 and accounted for in early 2014 as additional material for reprocessing during the mine life.

EXPANSION OPERATING COSTS

The operating cost estimates stated below were compiled using Santa Elena mine site operating experience, SilverCrest financial and operational reports, recent contractor quotes, other local producing mines and industry estimations in Mexico to a Pre-Feasibility level.

Mining Method	Open Pit	Open Pit	U/G Long Hole Average	U/G Cut & Fill Average	Leach Pad Reprocess
Process Method	Heap Leach	CCD Mill	CCD Mill	CCD Mill	CCD Mill
Mining Cost/T ore	$2.42	$2.50	$17.001	$38.001	$0.62
Mining Cost/T waste	$1.52	$2.00	NA	NA	NA
Processing Cost/T2	$6.65	$20.50	$20.50	$20.50	$18.50
General & Administration3	$3.30	$3.60	$3.60	$3.60	$3.60
1 Long hole stopes are 69% of designed stopes by volume and cut & fill stopes are 31% of designed stopes by reserve volume. Excludes ore development costs.  $/t inclusive of ore dev. Is estimated at $21 to $48.
 2 Processing includes crushing, milling, site refining and dry stack tailings disposal.
 3 Estimated based on current operations and may vary on an annual basis.

EXPANSION CAPITAL COSTS

The capital cost estimates stated below were compiled using Santa Elena mine site experience, recent contractor quotes, other local producing mines and industry estimations in Mexico to a Pre-Feasibility level.

Capital Expense Item	Estimated Cost
Mining equipment purchases	2,343,810
Development – Underground	3,480,550
Process plant including EPCM	41,928,472
Electrical and services – Underground	72,042
Indirect services	243,000
Initial Capital (including contingency, excludes sunk costs)	48,067,874
Mining equipment purchases	5,144,587
Development	31,284,348
Electrical and services	2,283,346
Health and safety	143,442
Construction (incl. labour)	322,880
Indirect services	567,000
Sustaining Capital (including contingency)	39,745,603
Total Capital (including contingency) – Life of Mine	87,813,477

EXPANSION ECONOMIC ANALYSIS

Pre-Feasibility level economic analyses were completed for both pre-tax and post-tax. Base Case pre-tax results are stated as follows;

Aspects of Santa Elena Expansion Financial Analysis (Base Case)
Production
Gold Ounces Sold - post refiner credit	262,739
Silver Ounces Sold - post refiner credit	12,118,927
Revenue	$(000)
Gross Sales	$684,931
Operating Expenses
Total Operating Costs1	$282,223
Freight & Refining	$5,579
Capital Expenses
Total Capital Costs2	$87,813
Pre-Tax Cash Flow
Total Cash Flow3	$302,481
Pre-Tax Financial Results
Pre-Tax NPV, DCF @ 5%4	$243,670
Pre-tax IRR5	88%

1 Operating cost per AgEQ oz. sold varies between $9.6 and $12.6 over the life of mine
2 Excludes sunk costs, up to April 30, 2013, closure costs and working capital
3 Includes deductions of $5 million for closure costs and $1.8 million for working capital
4 Includes 2013 estimated net cash flow after effective date of April 30, 2013
5 The IRR presented here do not reflect total project economics but reflect incremental project economics as they do not include sunk costs for the Santa Elena expansion prior to April 30 2013

The economic analyses consider SilverCrest delivering a remaining 31,000 ounces of gold (2014 and beyond) to Sandstorm Gold Ltd. (Sandstorm) at a price of $350/oz under the Sandstorm Purchase Agreement executed on May14th, 2009. It does not include the option held by Sandstorm to participate in the future underground mine production which would require payment by Sandstorm of 20% (pro-rata of gold) of the capital costs with a subsequent increase of gold price for 20% of produced ounces to $450/oz Au.  Sandstorm may elect to participate in the expansion, once SilverCrest provides a preliminary technical report that includes amongst other items; the required capital costs associated with the transition from open pit heap leaching to a conventional mill facility and underground mine.

EXPANSION PRE-FEASIBILTY RECOMMENDATIONS

Further optimization of the mine schedule is warranted to investigate grade optimization versus stoping costs (long hole or cut and fill), potential to expand and accelerate increased underground production with a second ramp for the bottom of the pit and expand milling capacity. These optimizations will be addressed in detail after successfully announcing commercial production for the new mill facility in 2014.  Mineralization at Santa Elena is open in most directions with excellent potential to further increase resources and reserves for increased production and mine life. Further infill and expansion drilling is recommended.

The Qualified Persons for this Technical Report and who have reviewed and approved the contents of this news release are N. Eric Fier, CPG, P.Eng., President and Chief Operating Officer for the Company, James Barr., P.Geo., Mike Tansey, P.Eng. and Carlos Chaparro, P.Eng. from the consulting firm of EBA, a Tetra Tech Company, and John Fox, P.Eng. of Laurion Consulting Inc.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au) for the open pit heap leach. SilverCrest anticipates that the 2,500 tonnes per day open pit heap leach facility at the Santa Elena mine should recover approximately 675,000 ounces of silver and 33,000 ounces of gold in 2013. An expansion plan is well underway to significantly increase the annual metals production in 2014 at the Santa Elena Mine (open pit and underground). Exploration programs have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, Chairman, CEO SILVERCREST MINES INC.

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